UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

W.W. GRAINGER, INC.

(Name of Issuer)

Common Stock (par value $.50 per share)

(Title of Class of Securities)

384802–10–4

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No.	384802–10–4
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susan Slavik Williams
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,178,541
	6.	Shared Voting Power 8,342
	7.	Sole Dispositive Power 3,178,541
	8.	Shared Dispositive Power 1,644,102
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,822,643

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ 785,618 Excluded shares are held in trusts over which Ms. Williams has no dispositive or voting power.
11.	Percent of Class Represented by Amount in Row (9) 8.5%
12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer W.W. GRAINGER, INC.
	(b)	Address of Issuer's Principal Executive Offices 100 Grainger Parkway Lake Forest, Illinois 60045

Item 2.
	(a)	Name of Person Filing Susan Slavik Williams
	(b)	Address of Principal Business Office or, if none, Residence 4450 MacArthur Blvd., Second Floor Newport Beach, California 92660
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock (par value $.50 per share)
	(e)	CUSIP Number 384802–10–4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 4,822,643
(b) Percent of class: 8.5% (Calculation is based on the number of shares shown to be outstanding as of September 30, 2017 on the Issuer’s report on Form 10-Q filed on October 26, 2017)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,178,541
(ii) Shared power to vote or to direct the vote 8,342
(iii) Sole power to dispose or to direct the disposition of 3,178,541
(iv) Shared power to dispose or to direct the disposition of 1,644,102
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018
Date
/s/ Susan Slavik Williams
Signature
Susan Slavik Williams
Name

POWER OF ATTORNEY

The undersigned constitutes and appoints Anne G. Plimpton as the undersigned’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, to sign any and all Securities and Exchange Commission statements of beneficial ownership of securities of W.W. Grainger, Inc. (the “Company”) on Schedule 13G under the Securities Exchange Act of 1934, as amended, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the Company and any stock exchange on which any of the Company’s securities are listed, granting unto said attorney-in-fact and agents full power and authority to do and perform each act and thing requisite and necessary to be done in connection with such filings, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

A copy of this power of attorney shall be filed with the Securities and Exchange Commission.  The authorization set forth above shall continue in full force and effect until the undersigned revokes such authorization by written instructions to the attorneys-in-fact.

The authority granted hereby shall in no event be deemed to impose or create any duty on behalf of the attorney-in-fact with respect to the undersigned’s obligations to file Schedule 13G with the Securities and Exchange Commission.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 7th day of February, 2018.

/s/ Susan Slavik Williams

Susan Slavik Williams